[LETTERHEAD OF FRIED, FRANK, HARRIS, SHRIVER & JACOBSON LLP]

Direct Line: 212.859.8272 Fax: 212.859.4000 gelfost@ffhsj.com
October 3, 2006

Christian Windsor
Special Counsel
Office of Structured Finance, Transportation and Leisure
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

  Re:
  ACA Capital Holdings, Inc.,
  Registration Statement on Form S-1
  File No. 333-133949
  (the "Registration Statement")

Dear Mr. Windsor:

        This letter sets forth the response of ACA Capital Holdings, Inc. (the "Company") to the comment letter, dated September 27, 2006, of the staff of the Division of Corporation Finance (the "Staff"). In order to ease your review, we have repeated each comment in its entirety in the original numbered sequence. All references herein to page numbers are to page numbers in Amendment No. 3 to the Registration Statement. This letter is being filed with Amendment No. 3 to the Company's Registration Statement.

    General

  1.
  We note in your correspondence with the Division of Investment Management, you have represented that you are predominantly engaged in Insurance. However, your Registration Statement seems to focus more on your asset management business. Please revise your S-1 to more clearly reflect your business activities. When these issues are resolved, we would expect that the Summary, Business and Management's Discussion and Analysis sections would reflect your business as it is conducted. Consequently, to the extent that your business activities are concentrated in the insurance area, please revise to make this clear.

Response:

The Company has revised the S-1 substantially to more clearly describe its business activities, its insurance lines of business and the fact that ACA Capital is a holding company and operates its business lines through its insurance subsidiary, ACA Financial Guaranty Corporation. The Company has further revised the S-1 to make it more readily apparent that our Structured Credit business line is an insurance line of business which resides in our insurance subsidiary, ACA Financial Guaranty, as described in correspondence with the Division of Investment Management. We have also revised the order of the descriptions of our three business lines. We note that the S-1 still has significant disclosure on the Company's CDO Asset Management business. This business segment is an active part of the Company's overall business and the disclosure is needed to help investors understand the products and the effect of consolidation of the Company's CDOs on its financial statements.

  2.
  Although you describe yourself as a specialty financial services company, your presented financial statements and your response to comment 20 of our letter dated June 7, 2006 appears to indicate that you consider yourself an insurance company. Please tell us how you have complied with the disclosure requirements of Securities Act Industry Guide 6.

Response:

The Securities Act Industry Guide 6 "Disclosures concerning Unpaid Claims and Claim Adjustment Expenses of Property-Casualty Insurance Underwriters" (the "Guide"), General Instruction 2, addressing the applicability of the disclosures generally mandated by the Guide, provides that:

    The information should be furnished if reserves for unpaid P/C claims and claim adjustment expenses of the registrant and its consolidated subsidiaries, its unconsolidated subsidiaries and its 50-percent-or-less-owned equity basis investees taken in the aggregate after intercompany eliminations, exceed one-half of the common stockholders' equity of the registrant and its consolidated subsidiaries as of the beginning of the latest fiscal year. (emphasis added).

Our reserves for unpaid P/C claims and claim adjustment expenses as of January 1, 2006 do not exceed 50% of common stockholders equity and therefore the disclosure requirements of Guide 6 are not applicable. We believe this is typical of the other public financial guarantors as well, and so you will also generally not find this disclosure in their public filings.

  Consolidated Financial Statements

  Note 2—Summary of Significant Accounting Policies, page F-26

  Premium Revenue Recognition, page F-29

  3.
  We note your response to comment 20 of our letter dated June 7, 2006, that recording revenue related to credit default swaps as premiums is consistent with industry practice. With respect to your gross income statement presentation of financial guarantees that meet the definition of a derivative under SFAS 133, please tell us the following:

  •
  The specific factors you relied upon in concluding that your specific underlying business model supports a gross presentation since it is more analogous to writing insurance;

Response:

Classification of the treatment of derivatives is a fact based analysis. In concluding that our Structured Credit products are analogous to writing insurance and therefore that the revenues paid to us on those transactions should be accounted for as premiums written (gross presentation), we relied on the nature of the transaction and our intent in writing them, applicable law and the market practice of other public financial guaranty insurers. Pursuant to our business model, we write our insured credit default swaps with the intention of holding them for the life of the contract. Accordingly, our insured swaps act like insurance in that they guarantee payment to the holder of the insured swap against loss on the occurrence of a credit event of the underlying referenced entity or bond. We are paid a premium to provide this insurance protection. Unlike other participants in the credit default swap market whose business models are to trade swaps in order to harvest gains, we enter our insured credit swaps with the intent to hold them for the term of the contract and look to the premiums written line for budgeting and for measuring our economic performance. We therefore believe our presentation is the correct presentation. Contributing to our position also, is the fact that financial guaranty insurance law in both Maryland and New York specifically provide that credit default swaps (structured as we structure our transactions) constitute asset backed securities and that the insurance of those swaps constitute financial guaranty insurance(1). As such, the transactions are subject to regulation under financial guaranty insurance law, including, for example, rate and form filing requirements, aggregate and single risk limits and contingency reserve posting requirements. For example, in determining compliance with single risk limits on the insurance policies, the Maryland Insurance Administration looks through the insured credit default swaps to the aggregate exposure to any one name or bond position in the underlying portfolio in the same way that they analyze asset backed security transactions which are guaranteed by a traditional financial guaranty policy (without the swap). Lastly, we understand that the other public filer financial guarantors account for their structured credit derivatives businesses in the same way. Besides the precedent value, reporting on a basis consistent with the financial guaranty insurance market allows investors to view our financials on a comparable basis and thereby provides them a valuable tool in understanding our performance.

(1)
See Code of Maryland Regulations, Section 31.05.10.03A(1)(f) and 31.05.10.01B(1)(b) and New York Insurance Law, Section 6904(b)(1)(F) and 6901(e)(1)(2).

  •
  Whether the financial guarantee derivative contracts were written in the same business segment as the insurance contracts that receive the exception in paragraph 10(d) of SFAS 133;

Response:

The vast majority of our financial guarantee derivative contracts are included in our Structured Credit segment; however, we write or have written insured derivative contracts across all of our segments with the exception of our run-off segment, 'Other'. For example, beginning in 2005, our Municipal Finance segment included insurance contracts that were written in the form of derivatives, although the vast majority of that segment's contracts are written in the form of a traditional financial guaranty insurance policy that meets the SFAS 133 scope exception provided for in paragraph 10(d). Our Structured Credit segment also includes a small amount of non-derivative financial guaranty business that receives the scope exception. From a business management as well as financial reporting perspective, the form of the contract does not dictate where a transaction is reported. Rather, the nature of the underlying exposure forms the basis for where a transaction is recorded on a segment basis. While other financial guarantors tend to collapse their derivative and non-derivative financial guaranty businesses into one segment, commonly referred to as Financial Guaranty Insurance or something similar, we divide our insurance business into two segments, Structured Credit and Municipal Finance. This approach is consistent with how senior management evaluates and manages our business.(2)

(2)
Our CDO Asset Management business segment also includes premium revenue from two financial guarantee derivative contracts written early in our business. This premium revenue is not an ongoing component of this business segment and these two contracts will expire by mid-2008.

  •
  Whether any of the financial guarantee derivative contracts you enter into were held for trading as contemplated in EITF 02-3. In this regard, we note your disclosure on page 47 that you realized gains in your Structured Credit business as a result of the termination of three transactions;

Response:

Our insured credit default swaps do not represent hedging activity and therefore, as a result, such transactions are considered to be held for trading purposes under SFAS 133 and EITF 02-3. In accordance with EITF 02-3, we do not recognize trading profits at the inception of our derivative contracts. Additionally, we understand that this approach is consistent with the accounting practices of the other public financial guaranty insurers.

The gains recognized in the six month period ending June 30, 2006 represent fees paid to ACA Financial Guaranty in connection with three insured credit default swap transactions that were terminated at the request of the insured party. These transactions are discussed in further detail below.

    •
    Whether you are prohibited from trading the derivative contracts;

Response:

Pursuant to Section 1410 of the New York Insurance Law, insurance companies operating in that state are prohibited from entering into derivatives transactions directly (except as a hedge) without submitting a derivatives use plan to the New York Insurance Department for approval by the commissioner of insurance. ACA Financial Guaranty does not have a derivatives use plan, and therefore would be prohibited from trading derivatives directly.

Neither the New York Insurance Law nor the Insurance Article of the Code of Maryland address the issue as to whether the issuance of insurance policies issued to guaranty the obligations of a special purpose vehicle entering into credit default swaps for the purpose of trading derivatives would be a prohibited activity for a financial guarantor. Meaning, the law does not specifically address whether the issuance of an insurance policy (policies) covering the obligations of a special purpose vehicle which takes both long and short positions, actively novates credit default swaps or terminates trades with an intention to harvest trading gains would be a prohibited activity. As this is not our business model, we have not pursued any such specific discussions with the relevant insurance departments.

    •
    What percentage of your financial guarantee insurance business qualifies for the financial guarantee scope exception in SFAS 133 versus not qualifying for the scope exception;

Response:

Based on gross premiums written for the period January 1, 2003 through June 30, 2006, which represents the periods covered by our S-1, which totaled approximately $229 million, approximately $141 million, or 62%, is associated with contracts that are subject to the scope exception of SFAS 133. The remaining approximately $88 million, or 38%, are subject to the mark to market provisions of SFAS 133. Of this $88 million, approximately $75 million represents transactions recorded in our Structured Credit segment.

    •
    Whether the holders of the financial guarantee derivative contract determined the features they desired in a contract, which in turn determined whether the contract was a derivative or insurance contract.

Response:

Financial guaranty derivatives contracts are typically negotiated between the parties. While a credit default swap constructed with certain characteristics could be determined to be insurance under applicable insurance law, as the protection sellers under those swaps are not insurance companies, we understand that most typically the issuers seek to structure them to not, in themselves, constitute insurance. This is true of our own special purpose vehicles that are the direct counterparty in these transactions. What makes the Company's insured credit default swap 'insurance' versus a credit swap which is not insured is the intent of the insurance provider, the structure of the transaction (which requires an insurance policy in order for our counterparties to be willing to execute these transactions with us), and the factual analysis as described above, including the fact that issuing insured credit swaps as we do is specifically defined as, and subject to regulatory scrutiny as, financial guaranty insurance under applicable insurance law. See Registration Statement, pages 43, 111, 127, 130-134. As such, ACA Financial Guaranty is regulated as an insurance company in connection with such transactions. We insure Structured Credit transactions in this way because the market requires credit protection in that form and, as discussed above, the insurance company itself is prohibited from directly entering into credit default swaps. Through its specific recognition of the product as financial guaranty insurance(3), the insurance regulators and related industry participants have essentially recognized the credit swap portion of the insured credit default swap structure used by financial guarantors to convert the insurance protection of these companies into a form acceptable to the marketplace.

(3)
See Id., footnote 1

4.
We note you realized a loss of $3.3 million in connection with a credit event in one of your credit default swap CDOs in 2005 and a gain of approximately $2 million in the first six months of 2006 as a result of the termination of three transactions. Please tell us:

•
The facts and circumstances that led to the realized loss in 2005;

Response:

In October 2005, a $3.3 million loss was incurred in one of the partially funded synthetic CDOs in which we own 100% of the equity. The loss occurred due to a credit event (filing of bankruptcy) with respect to Delphi Corporation, which was a reference entity on one of the underlying credit default swaps held in the CDO portfolio. The loss incurred was established pursuant to the valuation procedures of the related ISDA documentation. The loss represents a write down of our equity position, and not a paid loss in respect of an insurance policy.

    •
    The facts and circumstances that led to the realized gain in 2006; and

Response:

The realized gain reflected in the first half of 2006 relates to three insured credit default swap transactions that were terminated early at the request of our counterparties. The approximately $2 million was the fee paid to ACA Financial Guaranty for agreeing to terminate the transactions.

    •
    Whether you have ever closed on a derivative contract before maturity, and if so how you determined that the credit default swaps were considered synonymous with financial guarantee contracts.

We enter into our insured credit default swap transactions with the intent to hold them through the life of the contract and, like with other financial guaranty insurance products, the transactions are non-cancelable by any single party. As we discussed above, we have terminated insured credit default swap transactions at the request of our counterparties. This also occurs in the context of traditional financial guaranty insurance. Insurance and reinsurance are commuted from time to time, typically for a fee. Traditional financial guaranty transactions, such as in our municipal finance business, are also often refunded early if the borrower is able to find less expensive financing. In those transactions, we are also paid a fee for the early termination in that we immediately "earn" the balance of the written premiums (paid up front) when we go off risk on the transactions (as opposed to refunding the premiums). The fact that we have agreed with our counterparties to terminate some insured credit default swap transactions as described above is consistent with our foregoing described analysis and does not alter our view that our Structured Credit insurance product is an alternative form of insurance product achieving the same result as traditional financial guaranty insurance contracts and that the Structured Credit business segment constitutes an insurance business.

Response:

  Derivative Income, page F-30

  5.
  We note "Derivative Income" includes fees received from corporate credit default swaps (CDS) of a consolidated CDS CDO. Please tell us:

  •
  How this fee income differs from revenue from derivative activities recognized as premiums; and

  •
  Why this fee income did not eliminate in consolidation.

Response:

These fees constitute the derivative income earned by the consolidated CDS CDO. Because we are required to consolidate this CDO under FIN 46R, we include all revenue, expense, asset and liability items of the CDO in our financial statements. This CDO receives revenue from credit default swaps that it has entered into with third parties. This revenue is generally used to pay the associated liability of the CDO also consolidated in our financial statements and is not available to us for corporate purposes. Unlike the insured credit default swap transactions in our Structured Credit business, this

CDO is not an insured transaction. For this reason, the revenues received by the CDO are recorded as derivative income.

  Legality Opinions, Exhibit 5.1 & 5.2

  6.
  We note that you are assuming representations and warranties contained in the Underwriting Agreement and the compliance of all parties to the Underwriting Agreement. You are able to make assumptions regarding other parties but not on behalf of your client or, in the case of the General Counsel, your company. Please remove these assumptions.

Response: As requested by the staff, the assumption has been removed in both opinions.

  7.
  Please remove the first full paragraph on the second page of your opinion. You can only make your opinion subject to bankruptcy laws and principles of equity when you are opining as to debt obligations of the Company. Instead, you are furnishing this opinion with regard to legality and therefore, this section is irrelevant.

Response: As requested by the staff, the paragraph has been removed in both opinions.

  8.
  We note that you have expressed your opinion "as of the date hereof." You may revise this language with your next amendment to refer to the date of effectiveness of the registration statement or else you must file these opinions again with your request for acceleration.

Response: As requested by the staff, both opinions will refer to the date of effectiveness of the Registration Statement.

        Should you have any questions or comments with respect to this filing, please call me at (212) 859-8272.

Sincerely,

/s/ Stuart H. Gelfond

Stuart H. Gelfond

cc:
Kathryn McHale (Securities and Exchange Commission)
Susan Olson (Securities and Exchange Commission)
Alan S. Roseman (ACA Capital Holdings, Inc.)
Edward U. Gilpin (ACA Capital Holdings, Inc.)
Nora J. Dahlman (ACA Capital Holdings, Inc.)
Valerie Ford Jacob (Fried, Frank, Harris, Shriver & Jacobson LLP)
Ethan T. James (Davis Polk & Wardwell)